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                                         Winston & Strawn
                                         35 West Wacker Drive
                                         Chicago, Illinois 60601
                                         (312) 558-5600
                                         October 15, 1998

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4-9
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. David Lavan

  Re:  Akorn, Inc. (Issuer File No. 333-60069)
       Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

     We are legal counsel to Akorn, Inc., a Louisiana corporation ("Akorn") and have been authorized by Akorn to make the various factual representations contained in this letter.

     This application is made on behalf of Akorn pursuant to Rule 477 under the Securities Act of 1933, as amended, for withdrawal of Akorn's registration statement (the "Registration Statement") on Form S-1
(Reg. No. 333-60069) filed on July 28, 1998.

     The withdrawal requested hereby is being sought for the following reasons: (a) Akorn has determined, after advice and consultation with the proposed underwriters for the offering regarding the current state of the public markets, that it is not in the best interests of Akorn to offer or sell its common stock at this time; (b) the Registration Statement has not been declared effective by the Securities and Exchange Commission (the "Commission"); and (c) it would be unnecessarily burdensome and expensive for Akorn to continue with a public offering of its common stock. No securities have been sold pursuant to the Registration Statement.

     On the basis of the foregoing, Akorn respectfully requests that the Commission grant its Application to withdraw the Registration Statement.

     Should you have any questions or require anything further, please contact John L. MacCarthy at (312) 558-5876 or Gregory J. Bynan at
(312) 558-7342.

                                         Yours sincerely,

                                         John L. MacCarthy
                                         Winston & Strawn

cc:  John N. Kapoor, Ph.D.
     Rita McConville
     Stanley B. Blaylock
     Kimberly A. Knight